UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. )*

Caribou Biosciences, Inc.
(Name of Issuer)

Common stock, $0.0001 par value per share
(Title of Class of Securities)

142038108
(CUSIP Number)

July 27, 2021
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☒      Rule 13d-1(c)

☐       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 142038108	13G	Page 2 of 11 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON PFM Health Sciences, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,092,309 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%[1]
12.	TYPE OF REPORTING PERSON IA; PN

[1]	The percentages reported in this Schedule 13G are based upon 56,709,191 shares of common stock outstanding as of July 27, 2021 (according to the issuer’s prospectus supplement as filed with the Securities and Exchange Commission on July 22, 2021 and the issuer’s Form 8-K as filed with the Securities and Exchange Commission on July 28, 2021). All of the other numbers and percentages reported in this Schedule 13G are as of 9:00 a.m. (ET) on the date of filing.

CUSIP NO. 142038108	13G	Page 3 of 11 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON PFM Health Sciences GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,092,309 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%
12.	TYPE OF REPORTING PERSON OO

CUSIP NO. 142038108	13G	Page 4 of 11 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON PFM Healthcare Growth Equity I GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,085,221 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12.	TYPE OF REPORTING PERSON OO

CUSIP NO. 142038108	13G	Page 5 of 11 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Partner Asset Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,092,309 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%
12.	TYPE OF REPORTING PERSON OO

CUSIP NO. 142038108	13G	Page 6 of 11 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Brian D. Grossman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,092,309 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%
12.	TYPE OF REPORTING PERSON IN

CUSIP NO. 142038108	13G	Page 7 of 11 Pages

Item 1(a)	Name of Issuer

Caribou Biosciences, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices

2929 7th Street, Suite 105, Berkeley, California 94710

Item 2(a)	Name of Person Filing
This Schedule 13G is being jointly filed by PFM Health Sciences, LP (“PFM”), PFM Health Sciences GP, LLC (“PFM-GP”), PFM Healthcare Growth Equity I GP, LLC (“HCG-GP”), Partner Asset Management, LLC (“PAM”), and Brian D. Grossman (“Grossman” and, collectively with PFM, PFM-GP, HCG-GP, and PAM, the “Reporting Persons”) with respect to shares of common stock of the above-named issuer owned by PFM Healthcare Master Fund, L.P., a Cayman Islands limited partnership (“HCM”), PFM Healthcare Growth Equity Fund I, LP, a Delaware limited partnership (“HCG”), and Partner Investments, L.P., a Delaware limited partnership (“PI” and, collectively with HCM and HCG, the “Funds”).

PFM is the investment advisor for the Funds. HCG-GP is the general partner of HCG. PAM is the general partner of HCM and PI and the member manager of HCG-GP. PFM-GP is the general partner of PFM and the manager of PAM. Grossman is the sole member of PFM-GP.

The filing of this statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the statement other than the securities actually owned by such person (if any).

Item 2(b)	Address of Principal Business Office
The address of the principal business office of each of the Reporting Persons is c/o PFM Health Sciences, LP, 4 Embarcadero Center, Suite 3500, San Francisco, California 94111.

Item 2(c)	Citizenship
PFM is organized as a limited partnership under the laws of the State of Delaware. Each of PFM-GP, HCG-GP and PAM is organized as a limited liability company under the laws of the State of Delaware. Grossman is a U.S. citizen.

Item 2(d)	Title of Class of Securities

Common stock, $0.0001 par value per share

Item 2(e)	CUSIP Number

142038108

CUSIP NO. 142038108	13G	Page 8 of 11 Pages

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________.

CUSIP NO. 142038108	13G	Page 9 of 11 Pages

Item 4	Ownership

A.	PFM Health Sciences, LP, PFM Health Sciences GP, LLC and Partner Asset Management, LLC

(a)	PFM, PFM-GP and PAM may be deemed to beneficially own 4,092,309 shares of Common Stock.

(b)	The number of shares PFM, PFM-GP and PAM may be deemed to beneficially own constitutes approximately 7.2% of the Common Stock outstanding.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 4,092,309

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 4,092,309

B.	PFM Healthcare Growth Equity I GP, LLC

(a)	HCG-GP may be deemed to beneficially own 3,085,221 shares of Common Stock.

(b)	The number of shares HCG-GP may be deemed to beneficially own constitutes approximately 5.4% of the Common Stock outstanding.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 3,085,221

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 3,085,221

CUSIP NO. 142038108	13G	Page 10 of 11 Pages

C.	Brian D. Grossman

(a)	Grossman may be deemed to beneficially own 4,092,309 shares of Common Stock.

(b)	The number of shares Grossman may be deemed to beneficially own constitutes approximately 7.2% of the Common Stock outstanding.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 4,092,309

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 4,092,309

Item 5	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

See Item 2 above

Item 8	Identification and Classification of Members of the Group

Not Applicable

Item 9	Notice of Dissolution of Group

Not Applicable

Item 10	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 142038108	13G	Page 11 of 11 Pages

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 6th day of August, 2021.

PFM HEALTH SCIENCES, LP		PFM HEALTH SCIENCES GP, LLC

By:	PFM Health Sciences GP, LLC,	By:	/s/ Darin Sadow
	its general partner		Darin Sadow, Authorized Signatory

By:	/s/ Darin Sadow
Darin Sadow, Authorized Signatory

PFM Healthcare Growth Equity I GP, LLC		PARTNER ASSET MANAGEMENT, LLC

By:	Partner Asset Management, LLC,	By:	PFM Health Sciences GP, LLC,
	its member manager		its general partner

By:	/s/ Darin Sadow	By:	/s/ Darin Sadow
	Darin Sadow, Authorized Signatory		Darin Sadow, Authorized Signatory

BRIAN D. GROSSMAN

By:	/s/ Darin Sadow
Darin Sadow, attorney-in-fact*

*	Darin Sadow is signing on behalf of Brian Grossman as attorney-in-fact pursuant to a power of attorney dated August 4, 2011, and incorporated by reference herein. The power of attorney was filed as an attachment to a filing by certain of the Reporting Persons on Schedule 13G for K-V Pharmaceutical Company on August 5, 2011.